SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated October 30, 2019.

TRANSLATION

Buenos Aires, October 30, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Agreements with related parties – Accession to the

regime of Executive Branch Decree No. 1053/2018

Dear Sirs:

Pursuant to the terms of Article 73, Law No. 26,831, please be advised that the report of the Audit Committee is available to shareholders at the registered office of YPF S.A. (the “Company”), located at Macacha Güemes 515 in the Autonomous City of Buenos Aires, in which it has issued its opinion relating to the Company’s accession to the regime for the payment of amounts relating to differences arising from exchange rate variations accumulated by distributors during the April 2018 to March 2019 term, which were assumed by the Argentine Government pursuant to Article 7 of Executive Branch Decree No. 1053/2018, considering that the terms and conditions thereof are in accordance with normal and usual market standards for agreements entered into for similar operations between independent parties.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 31, 2019	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer